[GRAPHIC OMITTED] Ahold

                                                                   Press Release

AHOLD INTENDS TO DIVEST 46 TOPS STORES IN NORTHEAST OHIO

Amsterdam, the Netherlands, July 6, 2006 - Ahold announced today its decision to divest 46 Tops supermarkets in Northeast Ohio, United States. This geographically separate region is no longer considered a core part of Tops' market area, which is concentrated in New York and Pennsylvania.

The 46 stores are located in Greater Cleveland, Akron, Youngstown and Norwalk and currently employ approximately 3,800 full and part-time employees.

William Blair & Company, LLC has been retained to coordinate discussions with potential buyers.

Tops Markets is part of Ahold's Giant-Carlisle/Tops Arena and currently operates 119 Tops Markets and four Martin's Super Food Stores in New York, Pennsylvania and Ohio.

Ahold Press Office: +31 (0)20 509 5343
Giant-Carlisle Press Office: +1 717 240 1566

FORWARD-LOOKING STATEMENTS NOTICE
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements as to Ahold's intention to divest 46 Tops stores in Northeast Ohio, United States and potential buyers. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in the forward-looking statements include, but are not limited to, Ahold's ability to find buyers for the stores that it is divesting on terms that are acceptable to Ahold, actions of government and law enforcement agencies, the effect of general economic conditions, Ahold's ability to complete the divestment, the inability to satisfy, or delays in satisfying, closing conditions to the divestment, and other factors, some of which are discussed in the public filings of Ahold. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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2006019                                                            www.ahold.com